UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated July 28, 2010
This Report on Form 6-K shall be incorporated by reference in our automatic shelf Registration Statement on Form F-3 as amended (File No. 333-161634) and our Registration
Statements on Form S-8 (File Nos. 333-10990 and 333-113789) as amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of
1934, in each case as amended
Commission file number: 1-14846
AngloGold Ashanti Limited
(Name of Registrant)
76 Jeppe Street
Newtown, Johannesburg, 2001
(P O Box 62117, Marshalltown, 2107)
South Africa
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:
Form 20-F:          Form 40-F:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):
Yes:         No:
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):
Yes:         No:
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.
Yes:         No:
Enclosures:
Unaudited condensed consolidated financial statements as of March 31, 2010 and December 31,
2009 and for each of the three month periods ended March 31, 2010 and 2009, prepared in accordance with U.S. GAAP, and related management’s discussion and analysis of financial condition and results of operations.

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF INCOME
Prepared in accordance with US GAAP
Three months ended March 31,
2010
2009
(unaudited)
(unaudited)
(in US Dollars, millions, except for share data)
Sales and other income
1,111
674
Product sales
1,095
663
Interest, dividends and other
16
11
Cost and expenses
879
675
Production costs
600
447
Exploration costs
40
22
Related party transactions
(4)
(1)
General and administrative
40
35
Royalties
25
18
Market development costs
3
3
Depreciation, depletion and amortization
175
143
Impairment of assets (see note D)
9
-
Interest expense
28
16
Accretion expense
5
5
Employment severance costs
7
1
Loss on sale of assets, realization of loans, indirect taxes and other (see note F)
12
6
Non-hedge derivative gain (see note G)
(61)
(20)
Income/(loss) from continuing operations before income tax and equity income in affiliates
232
(1)
Taxation expense (see note H)
(76)
(26)
Equity income in affiliates
25
22
Net income/(loss)
181
(5)
Less: Net income attributable to noncontrolling interests
(12)
(9)
Net income/(loss) - attributable to AngloGold Ashanti
169
(14)
Income/(loss) per share attributable to AngloGold Ashanti common stockholders:
(cents) (see note J)
Ordinary shares
47
(4)
E Ordinary shares
23
(2)
Ordinary shares – diluted
46
(4)
E Ordinary shares – diluted
23
(2)
Weighted average number of shares used in computation
Ordinary shares
363,482,326
354,441,187
E Ordinary shares – basic and diluted
3,734,382
3,940,464
Ordinary shares – diluted
364,216,227
354,441,187
Dividend declared per ordinary share (cents)
10
5
Dividend declared per E ordinary share (cents)
5
3

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED BALANCE SHEETS
Prepared in accordance with US GAAP
At March 31,
At December 31,
2010
2009
(unaudited)
(in US Dollars, millions)
ASSETS
Current assets
2,297 2,758
Cash and cash equivalents
733 1,100
Restricted cash
16 12
Receivables
222 206
Trade
73 45
Recoverable taxes, rebates, levies and duties
76 82
Related parties
2 5
Other
71 74
Inventories (see note C)
672 663
Materials on the leach pad (see note C)
50 40
Derivatives
208 330
Deferred taxation assets
316 333
Assets held for sale
80 74
Property, plant and equipment, net
5,479 5,454
Acquired properties, net
830 831
Goodwill and other intangibles, net
183 180
Derivatives
3 5
Other long-term inventory (see note C)
28 26
Materials on the leach pad (see note C)
326 324
Other long-term assets (see note M)
1,062 1,022
Deferred taxation assets
48 62
Total assets
10,256 10,662
LIABILITIES AND EQUITY
Current liabilities
3,885 4,475
Accounts payable and other current liabilities
554 607
Derivatives
2,286 2,525
Short-term debt (see note E)
983 1,292
Tax payable
52 42
Liabilities held for sale
10 9
Other non-current liabilities
174 163
Long-term debt (see note E)
671 667
Derivatives
129 176
Deferred taxation liabilities
1,182 1,171
Provision for environmental rehabilitation
398 385
Provision for labor, civil, compensation claims and settlements
34 33
Provision for pension and other post-retirement medical benefits
150 147
Commitments and contingencies
- -
Equity
3,633 3,445
Common stock
Share capital - 600,000,000 (2009 – 600,000,000) authorized common stock of
25 ZAR cents each. Stock issued 2010 – 362,352,345 (2009 – 362,240,669)
12 12
Additional paid in capital
7,848 7,836
Accumulated deficit
(3,780) (3,914)
Accumulated other comprehensive income (see note K)
(613) (654)
Other reserves
37 37
Total AngloGold Ashanti stockholders' equity
3,504 3,317
Noncontrolling interests
129 128
Total liabilities and equity
10,256 10,662

ANGLOGOLD ASHANTI LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
Prepared in accordance with US GAAP
Three months ended March 31,
2010
2009
(unaudited) (unaudited)
(in US Dollars, millions)
Net cash provided by operating activities
154 124
Net income/(loss) 181 (5)
Reconciled to net cash provided by operations:
Loss on sale of assets, realization of loans, indirect taxes and other 12 6
Depreciation, depletion and amortization 175 143
Impairment of assets 9 -
Deferred taxation 16 6
Movement in non-hedge derivatives (165) 78
Equity income in affiliates (25) (22)
Dividends received from affiliates 16 18
Other non cash items 6 (1)
Net increase in provision for environmental rehabilitation, pension and other post-
retirement medical benefits
9 6
Effect of changes in operating working capital items:
Receivables
(46) (31)
Inventories (24) (45)
Accounts payable and other current liabilities
(10) (29)
Net cash used in continuing operations 154 124
Net cash used in investing activities
(116) (317)
Increase in non-current investments (28) (16)
Additions to property, plant and equipment (169) (241)
Proceeds on sale of mining assets 2 2
Proceeds on sale of investments 7 17
Proceeds on sale of affiliate 1 -
Cash inflows/(outflows) from derivatives purchased 76 (69)
Loans receivable advanced (5) -
Change in restricted cash - (10)
Net cash (used)/generated by financing activities
(405) 230
Net repayments of debt (352) (1,024)
Issuance of stock - 12
Net proceeds from debt 35 1,105
Cash (outflows)/inflows from derivatives with financing (53) 155
Dividends paid to common stockholders (35) (18)
Net (decrease)increase in cash and cash equivalents
(367) 37
Effect of exchange rate changes on cash
- 1
Cash and cash equivalents - January 1,
1,100 575
Cash and cash equivalents - March 31,
733 613

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(unaudited)
(In millions, except share information)
AngloGold Ashanti stockholders
Common
stock
Additional
paid in
capital
Accumulated
other
comprehensive
income
Accumulated
deficit
Other
reserves
Noncontrolling
interests
Total
Common
stock
$
$
$
$
$
$
$
Balance - December 31, 2009
361,574,807
12
7,836
(654)
(3,914)
37
128
3,445
Net income
169
12
181
Translation gain
23
23
Net loss on cash flow hedges removed from other
comprehensive income and reported in income, net of tax
of $13 million
24
24
Net loss on available-for-sale financial assets arising
during the period, net of tax of $nil million
(6)
(6)
Other comprehensive income
41
Comprehensive income
222
Stock issues as part of Share Incentive Scheme
111,676
-
4
4
Stock issues in exchange for E Ordinary shares cancelled
-
-
1
1
Stock issues transferred from Employee Share
Ownership Plan to exiting employees
23,046
-
1
1
Stock based compensation expense
6
6
Dividends
(35)
(11)
(46)
Balance - March 31, 2010
361,709,529
12
7,848
(613)
(3,780)
37
129
3,633

ANGLOGOLD ASHANTI LIMITED
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Prepared in accordance with US GAAP
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(unaudited)
(In millions, except share information)
AngloGold Ashanti stockholders
Common
stock
Additional
paid in
capital
Accumulated
other
comprehensive
income
Accumulated
deficit
Noncontrolling
interests
Total
Common
stock
$
$
$
$
$
$
Balance - December 31, 2008
352,627,761
12
7,502
(1,148)
(3,044)
84
3,406
Net (loss)/income
(14)
9
(5)
Translation loss
(14)
(14)
Net loss on cash flow hedges removed from other
comprehensive income and reported in income, net of tax
of $15 million
38
1
39
Net loss on cash flow hedges, net of tax of $6 million
(13)
(13)
Hedge ineffectiveness on cash flow hedges, net of tax of
$nil million
3
3
Net gain on available-for-sale financial assets arising
during the period, net of tax of $nil million
11
11
Other comprehensive income
26
Comprehensive income
21
Stock issues as part of Share Incentive Scheme
652,502
-
15
15
Stock issues transferred from Employee Share
Ownership Plan to exiting employees
13,007
-
-
-
Stock based compensation expense
6
6
Dividends
(18)
(18)
Balance - March 31, 2009
353,293,270
12
7,523
(1,123)
(3,076)
94
3,430

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

7
Note A. Basis of presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America
("US GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by US GAAP for annual financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month period ended
March 31, 2010 are not necessarily indicative of the results that may be expected for the year ending December 31, 2010.
The balance sheet as at December 31, 2009 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by US
GAAP for complete financial statements.
For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s annual report on Form 20-F for the year ended December 31, 2009.
The Company has reclassified restricted cash of $53 million in the consolidated balance sheet as of December 31, 2009 from Current assets to Other long-term assets. This cash is held by the Environmental Rehabilitation Trust Funds and is restricted as to withdrawal or use for other than current operations. The change was made to conform to the presentation in the consolidated balance sheet as at March 31, 2010.

Note B. Accounting developments
Recently adopted pronouncements
Variable interest entities
In June 2009, the Financial Accounting Standards Board (“FASB”) Accounting Standards
Codification (“the Codification” or “ASC”) guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a variable interest entity (“VIE”). This analysis identifies a primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance is effective as of the beginning of each reporting entity’s first annual reporting period that begins after
November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The adoption of this guidance had no impact on the
Company’s financial statements.
Distributions to shareholders
In January 2010, the FASB ASC guidance for accounting for distributions to shareholders with components of stock and cash was updated to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in aggregate is considered a share issuance that is reflected in EPS prospectively. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, and should be applied retrospectively to all prior periods. The adoption of the updated guidance had no impact on the
Company’s financial statements.
Fair value measurements
In January 2010, the FASB ASC guidance for disclosures about fair value measurements was updated, providing amendments to the guidance which requires entities to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In addition, entities are required to present separately information about purchases, sales, issuances, and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). The updated guidance further clarified the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either Level 2 or Level 3. The disclosures related to Level 1 and
Level 2 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2009. The adoption of the updated guidance had no material impact on the
Company’s financial statements. The disclosures related to Level 3 fair value measurements are effective for interim and annual reporting periods beginning after December 15, 2010. The
Company does not expect the adoption of this guidance to have a material impact on the
Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

8
Note B. Accounting developments (continued)
Recently adopted pronouncements (continued)
Amendments and technical corrections to various codification topics
In February 2010, the FASB updated ASC guidance which contains amendments and technical corrections to certain Codification topics. While the guidance does not significantly alter
US GAAP, it may result in limited change to existing practice.
The clarifications of the guidance on embedded derivatives and hedging are effective for fiscal years beginning after December 15, 2009. The adoption of the updated guidance had no impact on the Company’s financial statements. All other amendments are effective as of the first interim or annual reporting period beginning after the ASU’s issuance date. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.
Subsequent events
In May 2009, the FASB updated the ASC guidance for subsequent events to establish general standards of accounting for, and disclosures of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In February 2010, the
FASB amended the ASC guidance for subsequent events. As a result, SEC registrants will not disclose the date through which management evaluated subsequent events in the financial statements. This change for SEC registrants was effective immediately. The adoption of the updated guidance had no impact on the Company’s financial statements.
Recently issued pronouncements
Embedded credit derivatives – scope exception
In March 2010, the FASB updated ASC guidance which addresses application of the embedded derivative scope exception. The updated guidance primarily affects entities that hold or issue investments in financial instruments that contain embedded credit derivative features and its provisions could affect the accounting for many types of investments.
The updated guidance is effective on the first day of the first fiscal quarter beginning after June
15, 2010. For a calendar-year-end entity, the guidance becomes effective on July 1, 2010. The
Company does not expect the adoption of this guidance to have a material impact on the
Company’s financial statements. At adoption, any difference shall be recognized as a cumulative-effect adjustment to beginning retained earnings for the period of adoption.
Compensation – stock compensation
In April 2010, the FASB issued guidance for stock compensation. The amendments clarify that a share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, such an award should not be classified as a liability if it otherwise qualifies as equity. The guidance also clarifies that disclosures currently required are applicable to a share-based payment award, including the nature and terms of share-based payment arrangements. The amendments are effective for fiscal years, and interim periods within those fiscal years, beginning on or after
December 15, 2010. The amendments will be applied prospectively. A cumulative-effect adjustment will be calculated for all awards outstanding as of the beginning of the fiscal year in which the amendments are initially applied, as if the amendments had been applied consistently since the inception of the award. The cumulative-effect adjustment should be presented separately. The Company does not expect the adoption of this guidance to have a material impact on the Company’s financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

9
Note C. Inventories
At March 31,
At December 31,
2010
2009
(unaudited)
(in US Dollars, millions)
The components of inventory consist of the following:
Short-term
Gold in process
130
115
Gold on hand (doré/bullion)
64
75
Ore stockpiles
240
227
Uranium oxide and sulfuric acid
40
34
Supplies
248
252
722
703
Less: Heap leach inventory
(1)
(50)
(40)
672
663
(1)
Short-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
At March 31,
At December 31,
2010
2009
(unaudited)
(in US Dollars, millions)
Long-term
Gold in process
326
324
Ore stockpiles
27
25
Supplies
1
1
354
350
Less: Heap leach inventory
(1)
(326)
(324)
28
26
(1)
Long-term portion relating to heap leach inventory classified separately, as materials on the leach pad.
Note D. Impairment of assets
Impairments are made up as follows:
Three months ended March 31,
2010
2009
(unaudited)
(unaudited)
(in US Dollars, millions)
Continental Africa
Write-off of tailings storage facility at Iduapriem
8
-
Write-off of vehicles and heavy mining equipment at Geita
1
-

-

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

10
Note E. Debt
Loan facilities
During 2009, the Company completed an amendment to the $1.0 billion term facility (the “Term
Facility”) by prepaying an amount of $750 million and, as a result, the balance of the Term
Facility was converted into a new term loan of $250 million (the “2009 Term Facility”) and a new revolving credit facility of $250 million was made available (the “2009 Revolving Credit Facility”).
Short-term debt as of March 31, 2010 includes $251 million (including accrued interest) under the 2009 Term Facility and $711 million under the $1.15 billion syndicated loan facility. As of
March 31, 2010, $nil million was drawn under the 2009 Revolving Credit Facility.
Convertible bonds
On May 22, 2009, the Company concluded an issue of convertible bonds, in the aggregate principal amount of $732.5 million at an interest rate of 3.5 percent convertible into American depositary shares (“ADSs”) of AngloGold Ashanti at an initial conversion price of $47.6126. The conversion price is subject to standard weighted average anti-dilution protection. The convertible bonds were issued by AngloGold Ashanti Holdings Finance plc, a finance company wholly-owned by AngloGold Ashanti Limited. AngloGold Ashanti Limited has fully and unconditionally guaranteed the convertible bonds issued by AngloGold Ashanti Holdings
Finance plc. There are no significant restrictions on the ability of AngloGold Ashanti Limited to obtain funds from its subsidiaries by dividend or loan.
The Company is separately accounting for the conversion features of the convertible bonds at fair value as a derivative liability, which was determined to be $142.2 million on May 22, 2009, with subsequent changes in fair value recorded in earnings each period. The fair value of the derivative liability was $175 million as of December 31, 2009. As at March 31, 2010, the fair value of the derivative liability was $127 million and the $48 million decrease in fair value was recorded during the three months ended March 31, 2010 as a non-hedge derivative gain. The difference between the initial carrying value and the stated value of the convertible bonds,
$732.5 million, is being accreted to interest expense using the effective interest method over the
5 year term of the bonds, resulting in a carrying value as at March 31, 2010 of $622 million.
Note F. Profit on sale of assets, realization of loans, indirect taxes and other
The Company recorded a loss of $12 million (before taxation of $nil million) in the three months ended March 31, 2010, compared to a loss of $6 million (before taxation of $nil million) recorded in the corresponding period in 2009, consisting of:
Three months ended March 31,
2010
2009
(unaudited) (unaudited)
(in US Dollars, millions)
Reassessment of indirect taxes payable in Guinea
4 -
Reassessment of indirect taxes payable in Tanzania
2 -
Impairment of debtors
4 6
Loss on disposal of land, equipment and assets in the Americas and South Africa
1 -
Mining contractor termination costs
1 -
12 6

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

11
Note G. Non-hedge derivative gain
The hedge buy-back during July 2009 resulted in the re-designation of all contracts that were previously designated as normal purchase and sale exempted (“NPSE”) as non-hedge derivatives, which resulted in an increase in current non-hedge derivative liabilities and a consequential loss on non-hedge derivatives of $556 million as of December 31, 2009. During the first quarter of 2010, the fair value of contracts that were previously designated as NPSE further declined by $93 million (recorded as a non-hedge derivative loss), while settlements amounted to $176 million resulting in a $473 million derivative liability balance as at March 31,
2010.
A gain on non-hedge derivatives of $61 million was recorded in the three months ended March
31, 2010 compared to a gain of $20 million in the same period of 2009 relating to the use of non-
hedging instruments.
The gain on non-hedge derivatives recorded in the three months ended March 31, 2010 relates to the fair value gain of the conversion features of convertible bonds amounting to $48 million
(as described in note E) and the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities during the three months ended March 31, 2010.
Note H. Taxation
The net taxation expense of $76 million in the three months ended March 31, 2010 compared to a net expense of $26 million for the same period in 2009, constitutes the following:
Three months ended March 31,
2010
2009
(unaudited)
(unaudited)
(in US Dollars, millions)
Charge for current taxation
(1)
60
20
Charge for deferred taxation
16
6
76
26
(1)
The higher current taxation in 2010 is mainly due to higher earnings.
Uncertain taxes
As at March 31, 2010, the Company had $155 million of total unrecognized tax benefits which, if recognized, would affect the Company’s effective income tax rate.
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:
(in US Dollars, millions)
Balance at January 1, 2010
149
Additions for tax positions of prior years
3
Translation
3
Balance as at March 31, 2010
155
The Company’s continuing practice is to recognize interest and penalties related to unrecognized tax benefits as part of its income tax expense. During the three months ended
March 31, 2010, the Company recognized approximately $2 million in interest. As at March 31,
2010, the Company had accrued $56 million in interest.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

12
Note I. Segment information
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2010, the Company’s Chief Operating Decision Maker,
defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Navachab which was previously included with Southern Africa forms part of Continental Africa and North and South America have been combined into the Americas. Southern Africa (previously South Africa and Navachab)
has been renamed to South Africa. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this.
Three months ended March 31,
2010
2009
(unaudited) (unaudited)
(in US Dollars, millions)
Revenues by area
South Africa 380 370
Continental Africa 402 323
Australasia 113 81
Americas 233 165
Other, including Corporate and Non-gold producing subsidiaries 3 -
1,131 939
Less: Equity method investments included above (89) (76)
Plus/less: Loss/(gain) on realized non-hedge derivatives included above 69 (189)
Total revenues
1,111 674
Three months ended March 31,
2010
2009
(unaudited) (unaudited)
(in US Dollars, millions)
Segment income/(loss)
South Africa 91 89
Continental Africa 80 (30)
Australasia 33 (10)
Americas 120 41
Other, including Corporate and Non-gold producing subsidiaries (45) (29)
Total segment income
279 61
Three months ended March 31,
2010
2009
(unaudited) (unaudited)
(in US Dollars, millions)
Reconciliation of segment income to Net income/(loss) – attributable to AngloGold
Ashanti
Segment total 279 61
Exploration costs (40) (22)
General and administrative expenses (40) (35)
Market development costs (3) (3)
Non-hedge derivative gain 61 20
Taxation expense (76) (26)
Noncontrolling interests (12) (9)
Net income/(loss) - attributable to AngloGold Ashanti 169 (14)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

13
Note I. Segment information (continued)
At March 31,
At December 31,
2010
2009
(unaudited)
(in US Dollars, millions)
Segment assets
South Africa
(1)
3,250
3,355
Continental Africa
4,027
4,054
Australasia
500
496
Americas
2,052
2,012
Other, including Corporate and Non-gold producing subsidiaries
427
745
Total segment assets
10,256
10,662
(1)
Includes properties held for sale of Tau Lekoa of $79 million (2009: $73 million).

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

14
Note J. Income/(loss) per share data
Three months ended March 31,
2010
2009
(unaudited)
(unaudited)
The following table sets forth the computation of basic and diluted income/(loss) per share
(in US dollars millions, except per share data):
Numerator
Net income/(loss) - attributable to AngloGold Ashanti
169
(14)
Less Dividends:
Ordinary shares
35
18
E Ordinary shares
-
-
Undistributed income/(losses)
134
(32)
Ordinary shares undistributed income/(losses)
134
(32)
E Ordinary shares undistributed income/(losses)
-
-
Total undistributed income/(losses)
134
(32)
Three months ended March 31,
2010
2009
(unaudited)
(unaudited)
Denominator for basic income/(loss) per ordinary share
Ordinary shares
362,295,477
353,635,884
Fully vested options
(1)
1,186,849
805,303
Weighted average number of ordinary shares
363,482,326
354,441,187
Effect of dilutive potential ordinary shares
Dilutive potential of stock incentive options
(2)
733,901
-
Dilutive potential of convertible bonds
(3)
-
-
Dilutive potential of E Ordinary shares
(4)
-
-
Denominator for diluted income/(loss) per share – adjusted weighted average number of ordinary shares and assumed conversions
364,216,227
354,441,187
Weighted average number of E Ordinary shares used in calculation of basic and diluted income/(loss) per E Ordinary share
3,734,382
3,940,464
(1)
Compensation awards are included in the calculation of basic income/(loss) per common share from when the necessary conditions have been met, and it is virtually certain that shares will be issued as a result of employees exercising their options.
(2)
The calculation of diluted loss per common share for the three months ended March 31,
2009 did not assume the effect of 820,997 shares, issuable upon the exercise of stock incentive options as their effects are anti-dilutive.
(3)
The calculation of diluted income per common share for the three months ended March 31,
2010 did not assume the effect of 15,384,615 shares, issuable upon the exercise of convertible bonds as their effects are anti-dilutive.
(4)
The calculation of diluted loss per common share for the three months ended March 31,
2009 did not assume the effect of conversion of E Ordinary shares as the Company recorded a loss from continuing operations during this period.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

15
Note K. Accumulated other comprehensive income
Accumulated other comprehensive income, net of related taxation, consists of the following:
Three months ended March 31,
2010
2009
(unaudited) (unaudited)
(in US Dollars, millions)
Opening balance
(654) (1,148)
Translation gain/(loss)
23 (14)
Financial instruments
18 39
Total accumulated other comprehensive income (613) (1,123)
Total accumulated other comprehensive income as of March 31, 2010 include a net cumulative loss in respect of cash flow hedges of $2 million (December 31, 2009: $22 million), net of deferred tax of $1 million (December 31, 2009: $33 million).
Total accumulated other comprehensive income as of March 31, 2010 include a net cumulative gain in respect of available for sale financial assets of $63 million (December 31, 2009: $69 million), net of deferred tax of $3 million (December 31, 2009: $3 million).
Three months ended March 31,
2010
2009
(unaudited) (unaudited)
(in US Dollars, millions)
Net income/(loss)
181 (5)
Translation gain/(loss)
23 (14)
Financial instruments
18 40
Total comprehensive income
222 21
Three months ended March 31,
2010
2009
(unaudited) (unaudited)
(in US Dollars, millions)
Total comprehensive income attributable to:
AngloGold Ashanti 210 11
Noncontrolling interests 12 10
222 21
Note L. Employee benefit plans
The Company has made provision for pension and provident schemes covering substantially all employees.
Three months ended March 31,
2010
2009
(unaudited) (unaudited)
(in US Dollars, millions)
Pension
benefits
Other
benefits
Pension
benefits
Other
benefits
Service cost
2 1 1 -
Interest cost
4 3 3 2
Expected return on plan assets
(6) - (4) -
Net periodic benefit cost
- 4 - 2
Employer contributions
As disclosed in the Company's annual report on Form 20-F for the year ended December 31,
2009, the Company expected to contribute $6 million to its pension plan in 2010. As of March
31, 2010, the Company had contributed $2 million during 2010.
The actuarial valuation as at December 31, 2009 was completed at the beginning of 2010.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

16
Note M. Other long-term assets
At March 31,
At December 31,
2010
2009
(unaudited)
(in US Dollars, millions)
Investments in affiliates – unlisted 8 6
Investments in affiliates – listed 4 2
Investments in equity accounted joint ventures 676 659
Carrying value of equity method investments 688 667
Investment in marketable equity securities – available for sale 109 111
Investment in marketable debt securities – held to maturity 10 10
Investment in non-marketable assets – held to maturity 2 2
Investment in non-marketable equity securities – available for sale 4 4
Investment in non-marketable debt securities – held to maturity 55 48
Restricted cash 50 53
Other non-current assets 144 127
1,062 1,022
At March 31,
At December 31,
2010
2009
(unaudited)
(in US Dollars, millions)
Investment in marketable equity securities – available for sale 109 111
Available for sale investments in marketable equity securities consists of investments in ordinary shares.
Total gains, net of related taxation, on marketable equity securities included in accumulated other comprehensive income during the three months ended March 31, 2010 amount to
$5 million. Total losses, net of related taxation, on marketable equity securities included in accumulated other comprehensive income during the three months ended March 31, 2010 amount to $11 million. The Company holds various equities as strategic investments in gold exploration companies. Four of the strategic investments are in an unrealized loss position (of less than $1 million in aggregate) and the Company has the intent and ability to hold these investments until the losses are recovered.
Gross unrealized losses and fair value of the Company’s investments with unrealized losses that are not deemed to be other-than-temporarily impaired amounted to $nil million as of March 31,
2010 (December 31, 2009: $nil million)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

17
Note M. Other long-term assets (continued)
At March 31,
At December 31,
2010
2009
(unaudited)
(in US Dollars, millions)
Investment in marketable debt securities - held to maturity
10
10
Investments in marketable debt securities represent held to maturity government and corporate bonds.
Investment in non-marketable assets - held to maturity
2
2
Investments in non-marketable assets represent secured loans and receivables secured by pledge of assets.
Investment in non-marketable equity securities - available for sale
4
4
Investments in non-marketable equity securities mainly represent shares held in XDM Resources
Limited.
Investment in non-marketable debt securities - held to maturity
55
48
Investments in non-marketable debt securities represent the held to maturity fixed-term deposits required by legislation for the Environmental Rehabilitation Trust Fund and Nufcor Uranium Trust
Fund.
As of March 31, 2010 the contractual maturities of debt securities were as follows:
Marketable debt securities
Up to three years
3
Three to seven years
7
10
Non-marketable debt securities
Less than one year
55
Fair values of the held to maturity debt securities at March 31, 2010 and December 31, 2009 approximate cost.
Restricted cash
50
53
Restricted cash represent cash balances held by Environmental Rehabilitation Trust Funds.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

18
Note N. Derivative instruments
In the normal course of its operations, the Company is exposed to gold and other commodity price, currency, interest rate, liquidity and non-performance risk, which includes credit risk. The
Company is also exposed to certain by-product commodity price risk. In order to manage these risks, the Company enters into derivative transactions and has developed a risk management process to facilitate, control and monitor these risks. The board has approved and monitors this risk management process, inclusive of documented treasury policies, counterpart limits, controlling and reporting structures. The Company does not acquire, hold or issue derivatives for trading purposes.
Contracts that meet the criteria for hedge accounting are designated as the hedging instruments hedging the variability of forecasted cash flows from the sale of production into the spot market and capital expenditure and are classified as cash flow hedges under the FASB ASC guidance on derivatives and hedging. The ineffective portion of matured and existing cash flow hedges recognized in gain on non-hedge derivatives in the income statement during the three months ended March 31, 2010 was $nil million. As at March 31, 2010, the Company does not have any cash flow hedge contracts relating to product sales. Cash flow hedge contracts pertaining to capital expenditure, with a maturity value of $4 million as at March 31, 2010, are currently recorded in accumulated other comprehensive income and are expected to be reclassified from accumulated other comprehensive income and recognized as an adjustment to depreciation expense, until 2012.
A gain on non-hedge derivatives of $61 million was recorded in the three months ended March
31, 2010 compared to a gain of $20 million in the same period of 2009. See note G “Non-hedge derivative loss” for additional information.
Gold price management activities
Gold derivative instruments are denominated in South African rands, US dollars and Australian dollars. The derivative instruments utilized are forward sale and purchase contracts, purchased and sold put options, and purchased and sold call options. The Company’s reserve and financial strength has allowed it to arrange unmargined credit lines with counterparts.
Reduction in derivatives position
During the quarter ended March 31, 2010, the Company continued to deliver into hedge commitments, as part of its strategy to reduce its overall position and increase exposure to spot gold prices. As a result, the net delta of the hedge book decreased (from December 31, 2009)
by 140,000 ounces, or 4 percent, to 3.35 million ounces or 104 tonnes (at December 31, 2009:
3.49 million ounces or 108 tonnes), with total commitments of 3.55 million ounces, reflecting a decline of 350,000 ounces, or 10 percent, at March 31, 2010 over committed ounces of
3.90 million ounces as of December 31, 2009.
Net delta open hedge position as at March 31, 2010
The marked-to-market value of all hedge transactions making up the hedge positions as at
March 31, 2010 was a $2.07 billion liability, which decreased by $0.11 billion over the quarter ended December 31, 2009. This value was based on a gold price of $1,113 per ounce, exchange rates of R7.30/$ and A$/$0.92 and the prevailing market interest rates and volatilities at that date.
These marked-to-market valuations are not predictive of the future value of the hedge position, nor of the future impact on the revenue of the Company. The valuation represents the theoretical cost of exiting all hedge contracts at the time of valuation, at market prices and rates available at that time.
The following table indicates the Company’s unaudited gold hedge position at a weighted average settlement price as at March 31, 2010 (references to "$" are to the US dollar, references to "A$" are to the Australian dollar).

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

19
Note N. Derivative instruments (continued)
Year
2010
2011
2012
2013
2014
2015
Total
US DOLLAR GOLD
Forward contracts
Amount (oz)
*
(488,927)
60,000
122,500
119,500
91,500
*
(95,427)
US$/oz
*
$985
$227
$418
$477
$510
*
$3,281
Put options sold
Amount (oz)
181,895
148,000
85,500
60,500
60,500
536,395
US$/oz
$772
$623
$538
$440
$450
$620
Call options sold
Amount (oz)
770,363
776,800
811,420
574,120
680,470
29,000
3,642,173
US$/oz
$607
$554
$635
$601
$604
$670
$601
RAND/GOLD
Forward contracts
Amount (oz)
*
(30,000)
*
(30,000)
ZAR/oz
*
R7,181
*
R7,181
Put options sold
Amount (oz)
30,000
30,000
ZAR/oz
R7,500
R7,500
Call options sold
Amount (oz)
30,000
30,000
ZAR/oz
R8,267
R8,267
A DOLLAR GOLD
Forward contracts
Amount (oz)
100,000
100,000
A$/oz
A$643
A$643
Call options purchased
Amount (oz)
100,000
100,000
A$/oz
A$712
A$712
** Total net gold:
Delta (oz)
(250,090)
(808,775)
(880,206)
(660,682)
(726,215)
(26,463)
(3,352,431)
Committed (oz)
(281,433)
(836,800)
(933,920)
(693,620)
(771,970)
(29,000)
(3,546,743)
*
Represents a net long gold position and net short US Dollars/Rands position resulting from both forward sales and purchases for the period.
**   The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes option formula with the prevailing market prices, interest rates and volatilities as at March 31, 2010.
Foreign exchange price risk protection agreements
The Company enters into currency forward exchange and currency option contracts to hedge certain anticipated transactions denominated in foreign currencies. The objective of the Company's foreign currency hedging activities is to protect the Company from the risk that the eventual cash flows resulting from transactions denominated in US dollars will be adversely affected by changes in exchange rates.
As at March 31, 2010, the Company had no open forward exchange or currency option contracts in its currency hedge position.
Interest and liquidity risk
Fluctuations in interest rates impacts interest paid and received on the short-term cash investments and financing activities, giving rise to interest rate risk.
In the ordinary course of business, the Company receives cash from the proceeds of its gold sales and is required to fund working capital requirements. This cash is managed to ensure surplus funds are invested in a manner to achieve market related returns while minimizing risks. The Company is able to actively source financing at competitive rates. The counterparts are financial and banking institutions and their credit ratings are regularly monitored by the Company.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

20
Note N. Derivative instruments (continued)
Non-performance risk
Realization of contracts is dependent upon the counterparts’ performance. The Company has not obtained collateral or other security to support financial instruments subject to non-performance risk, but regularly monitors the credit standing of counterparts. The Company spreads its business over a number of financial and banking institutions and believes that little to no concentration of non-
performance risk exists. Limits for each counterpart are based on the assessed credit quality of each counterpart. The AngloGold Ashanti Treasury Committee makes recommendations for board approval of all counterparts and the limits to be applied to each counterpart. Where possible, management puts ISDA netting agreements in place.
The combined maximum credit risk exposure of the Company as at March 31, 2010 is as follows.
At March 31,
2010
(unaudited)
(In US Dollars, millions)
Forward sales type agreements - commodity
162
Option contracts - commodity
46
Warrants on shares
3
211
The fair value of derivative assets and liabilities reflects non-performance risk relating to the counterparts and the Company, respectively, as at March 31, 2010.
Fair value of the derivative assets/(liabilities) split by accounting designation
At March 31, 2010
(unaudited)
(in US Dollars, millions)
Assets
Balance Sheet location
Non-hedge
accounted
Total
Forward sales type agreements - commodity
Current assets - derivatives
162
162
Option contracts - commodity
Current assets - derivatives
46
46
Total hedging contracts
208
208
Warrants on shares
Non current assets - derivatives
3
3
Total derivatives
211
211
At March 31, 2010
(unaudited)
(in US Dollars, millions)
Liabilities
Balance Sheet location
Non-hedge
accounted
Total
Forward sales type agreements - commodity
Current liabilities - derivatives
(398)
(398)
Option contracts - commodity
Current liabilities - derivatives
(1,875)
(1,875)
Interest rate swaps - Gold
Current liabilities - derivatives
(13)
(13)
Total hedging contracts
(2,286)
(2,286)
Embedded derivatives
Non-current liabilities - derivatives
(2)
(2)
Option component of convertible bonds
Non-current liabilities - derivatives
(127)
(127)
Total derivatives
(2,415)
(2,415)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

21
Note N. Derivative instruments (continued)
Fair value of the derivative assets/(liabilities) split by accounting designation
At December 31, 2009
(in US Dollars, millions)
Assets
Balance Sheet location
Cash flow
hedge
accounted
Non-hedge
accounted
Total
Forward sales type agreements - commodity
Current assets - derivatives
-
283
283
Option contracts - commodity
Current assets - derivatives
-
47
47
Total hedging contracts
-
330
330
Warrants on shares
Non-current assets - derivatives
-
5
5
Total derivatives
-
335
335
At December 31, 2009
(in US Dollars, millions)
Liabilities
Balance Sheet location
Cash flow
hedge
accounted
Non-hedge
accounted
Total
Forward sales type agreements - commodity
Current liabilities - derivatives
(37)
(441)
(478)
Option contracts - commodity
Current liabilities - derivatives
-
(2,034)
(2,034)
Interest rate swaps – Gold
Current liabilities - derivatives
-
(13)
(13)
Total hedging contracts
(37)
(2,488)
(2,525)
Embedded derivatives
Non-current liabilities - derivatives
-
(1)
(1)
Option component of convertible bonds
Non-current liabilities - derivatives
-
(175)
(175)
Total derivatives
(37)
(2,664)
(2,701)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

22
Note N. Derivative instruments (continued)
Non-hedge derivative gain/(loss) recognized
Three months ended March 31,
2010
2009
(unaudited)
(unaudited)

(in US Dollars, millions)
Location of gain/(loss) in income
Realized
Forward sales type agreements - commodity
Non-hedge derivative gain/(loss)
9
184
Option contracts - commodity
Non-hedge derivative gain/(loss)
(78)
11
Forward sales agreements - currency
Non-hedge derivative gain/(loss)
(1)
(7)
Option contracts - currency
Non-hedge derivative gain/(loss)
1
2
Interest rate swaps - Gold
Non-hedge derivative gain/(loss)
-
(1)
(69)
189

Unrealized
Forward sales type agreements - commodity
Non-hedge derivative gain/(loss)
(90)
(115)
Option contracts - commodity
Non-hedge derivative gain/(loss)
175
(62)
Forward sales agreements - currency
Non-hedge derivative gain/(loss)
-
4
Interest rate swaps - Gold
Non-hedge derivative gain/(loss)
-
4
Option component of convertible bonds
Non-hedge derivative gain/(loss)
48
-
Warrants on shares
Non-hedge derivative gain/(loss)
(3)
-
130
(169)

Gain on non-hedge derivatives
61

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

23
Note N. Derivative instruments (continued)
Other comprehensive income
Three months ended March 31, 2010
(unaudited)
(in US Dollars, millions)
Cash flow
hedges, before
taxation
Cash flow hedges removed from
equity, before taxation
Hedge ineffectiveness, before taxation
Gain/(loss)
recognized in
accumulated
other
comprehensive
income
(effective
portion)
Location of
(gain)/loss
reclassified from
accumulated
other
comprehensive
income into
income (effective
portion)
Amount of
(gain)/loss
reclassified
from
accumulated
other
comprehensive
income into
income
(effective
portion)
Location of (gain)/loss
recognized in income
(ineffective portion)
Amount of
(gain)/loss
recognized in
income
(ineffective
portion)
Forward sales type agreements -
commodity
- Product sales 37 Non-hedge derivatives gain/(loss) -

Other comprehensive income
Three months ended March 31, 2009
(unaudited)
(in US Dollars, millions)
Cash flow
hedges, before
taxation
Cash flow hedges removed from
equity, before taxation
Hedge ineffectiveness, before taxation
Gain/(loss)
recognized in
accumulated
other
comprehensive
income
(effective
portion)
Location of
(gain)/loss
reclassified from
accumulated
other
comprehensive
income into
income (effective
portion)
Amount of
(gain)/loss
reclassified
from
accumulated
other
comprehensive
income into
income
(effective
portion)
Location of (gain)/loss
recognized in income
(ineffective portion)
Amount of
(gain)/loss
recognized in
income
(ineffective
portion)
Forward sales type agreements -
commodity
(17) Product sales 53 Non-hedge derivatives gain/(loss) 3
Foreign exchange contracts
(2)
Product sales
- Non-hedge derivatives gain/(loss) -
(19)
53
3

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

24
Note N. Derivative instruments (continued)
Other comprehensive income
Accumulated other
comprehensive income
as of January 1, 2010
Changes in fair
value and other
movements
recognised in
2010
Reclassification
adjustments
Accumulated other
comprehensive income
as of March 31, 2010
$
$
$
$
Derivatives designated as
Gold sales
(52) 15 37 -
Capital expenditure
(3) - - (3)
Before tax totals
(55) 15 37 (3)
(1)
After tax totals
(22) (4) 24 (2)
Accumulated other
comprehensive income
as of January 1, 2009
Changes in fair
value and other
movements
recognised in
2009
Reclassification
adjustments
Accumulated other
comprehensive income
as of March 31, 2009
$
$
$
$
Derivatives designated as
Gold sales
(178) (19) 56 (141)
Capital expenditure
(2) - - (2)
Before tax totals
(180) (19) 56 (143)
(1)
After tax totals
(112) (13) 41 (84)
(1)
Includes adjustment for cumulative net translation differences of $nil million (2009: $37 million) resulting from the revaluation and settlement of non US dollar denominated cash flow hedge contracts.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

25
Note O. Commitments and contingencies
Capital expenditure commitments
Capital commitments and contingent liabilities of the Company include total contracted capital expenditure of $162 million and total authorized capital expenditure not yet contracted of approximately $1,260 million as of March 31, 2010. The Company intends to finance these capital expenditures from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, the proceeds from the bond offering which closed in April 2010, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity linked instruments.
Ground water pollution
The Company has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The Company has instituted processes to reduce future potential seepage and it has been demonstrated that
Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modeling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
Deep ground water pollution – South Africa
The Company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by
AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result, the Department of Mineral Resources and affected mining companies are involved in the development of a “Regional Mine Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
Sales tax on gold deliveries – Brazil
Mineração Serra Grande S.A. (“MSG”), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brazil
Mineração Ltda. manages the operation and its attributable share of the first assessment is approximately $47 million. In November 2006, the administrative council’s second chamber ruled in favor of MSG and fully cancelled the tax liability related to the first period. The State of
Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the Company’s attributable share of the assessment is approximately
$29 million. The Company believes both assessments are in violation of federal legislation on sales taxes.
Other tax disputes – Brazil
MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the Company’s appeal against the assessment. The Company is now appealing the dismissal of the case. The Company’s attributable share of the assessment is approximately $9 million. Subsidiaries of the Company in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $18 million.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

26
Note O. Commitments and contingencies (continued)
Indirect taxes – Ghana
AngloGold Ashanti (Ghana) Limited received a tax assessment for $9 million during September
2009 following an audit by the tax authorities related to indirect taxes on various items.
Management is of the opinion that the indirect taxes are not payable and the Company has lodged an objection.
Royalty – Boddington Gold Mine
As a result of the sale of the interest in the Boddington Gold Mine during 2009, the Company is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash costs plus $600 per ounce.
The royalty commences on July 1, 2010 and is capped at a total amount of $100 million.
Insurance claim – Savuka Gold Mine
On May 22, 2009, an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects the amount to be received during 2010 to exceed $40 million.
Oro Group surety
The Company has provided surety in favor of the lender in respect of gold loan facilities to wholly-owned subsidiaries of Oro Group (Proprietary) Limited, an affiliate of the Company. The
Company has a total maximum liability, in terms of the suretyships, of R100 million
($14 million). The probability of the non-performance under the suretyships is considered minimal.
AngloGold Ashanti USA reclamation bonds
Pursuant to US environmental and mining requirements, gold mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these requirements. AngloGold Ashanti USA has posted reclamation bonds with various federal and state governmental agencies to cover potential rehabilitation obligations in amounts aggregating approximately $84 million. The Company has provided a guarantee for these obligations which would be payable in the event of AngloGold Ashanti USA not being able to meet its rehabilitation obligations. As at March 31, 2010, the carrying value of these obligations amounted to $32 million and is included in the Provision for environmental rehabilitation in the
Company's consolidated balance sheet. The obligations will expire upon completion of such rehabilitation and release of such areas by the applicable federal and/or state agency.
AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.
AngloGold Ashanti environmental guarantees
Pursuant to South African mining laws, mining companies are obligated to close their operations and rehabilitate the lands that they mine in accordance with these laws. Provision for environmental rehabilitation in the Company’s consolidated balance sheet as at March 31,
2010 includes an amount of $120 million for future costs, excluding premature closure costs.
In order to cover against premature closure costs, the Company has secured bank guarantees to cover potential rehabilitation obligations of certain mines in South Africa. The Company has provided a guarantee for these obligations which would be payable in the event of the South
African mines not being able to meet such rehabilitation obligations. As at March 31, 2010, the value of these obligations amounted to $136 million. The obligations will expire upon compliance with all provisions of the environment management program in terms of South
African mining laws. AngloGold Ashanti is not indemnified by third parties for any of the amounts that may be paid by AngloGold Ashanti under its guarantee.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

27
Note O. Commitments and contingencies (continued)
Guarantee provided for term loan facility and revolving credit facility
AngloGold Ashanti Limited, AngloGold Ashanti USA Incorporated and AngloGold Ashanti
Australia Limited, as guarantors, have each guaranteed all payments and other obligations of
AngloGold Ashanti Holdings plc and the other guarantors under the 2009 Term Facility and the
2009 Revolving Credit Facility. The total amount outstanding under the 2009 Term Facility as at March 31, 2010 amounted to $251 million and $nil under the 2009 Revolving Credit Facility.
Guarantee provided for syndicated loan facility
AngloGold Ashanti Limited, AngloGold Ashanti Holdings plc, AngloGold Ashanti USA
Incorporated and AngloGold Ashanti Australia Limited, as guarantors, have each guaranteed all payments and other obligations of the borrowers and the other guarantors under the
$1.15 billion syndicated loan facility. The total amount outstanding under this facility as at
March 31, 2010 amounted to $711 million.
Guarantee provided for convertible bonds
AngloGold Ashanti Limited has fully and unconditionally guaranteed all payments and other obligations of AngloGold Ashanti Holdings Finance plc regarding the issued $732.5 million
3.5 percent convertible bonds due 2014.
Hedging guarantees
The Company has issued gold delivery guarantees of $349 million to several counterpart banks pursuant to which it guarantees the due performance of its subsidiaries AngloGold (USA)
Trading Company, AngloGold South America Limited and Cerro Vanguardia S.A. under their respective gold hedging agreements.
Ashanti Treasury Services Limited (“ATS”) hedging guarantees
The Company together with its wholly-owned subsidiary AngloGold Ashanti Holdings plc has provided guarantees to several counterpart banks for the hedging commitments of its wholly-
owned subsidiary ATS. The maximum potential amount of future payments is all moneys due, owing or incurred by ATS under or pursuant to the hedging agreements. At March 31, 2010 the marked-to-market valuation of the ATS hedge book was negative $462 million.
Geita Management Company Limited (“GMC”) hedging guarantees
The Company and its wholly-owned subsidiary AngloGold Ashanti Holdings plc have issued hedging guarantees to several counterpart banks in which they have guaranteed the due performance by GMC of its obligations under or pursuant to the hedging agreements entered into by GMC, and to the payment of all money owing or incurred by GMC as and when due. The maximum potential amount of future payments is all moneys due, owing or incurred by GMC under or pursuant to the hedging agreements. At March 31, 2010 the marked-to-
market valuation of the GMC hedge book was negative $402 million.
The Company assesses the credit quality of counterparts at least on a quarterly basis. As at
March 31, 2010, the probability of non-performance is considered minimal.
Vulnerability from concentrations
There is a concentration of risk in respect of recoverable value added tax and fuel duties from the Tanzanian government. Recoverable value added tax due from the Tanzanian government to the Company amounts to $42 million at March 31, 2010 (December 31, 2009: $36 million).
The amounts outstanding have been discounted to their present value at a rate of 7.82 percent.
Recoverable fuel duties from the Tanzanian government to the Company amounts to
$49 million at March 31, 2010 (December 31, 2009: $48 million). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorization by the
Customs and Excise authorities. The outstanding amounts have been discounted to their present value at a rate of 7.82 percent.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

28
Note P. Recent developments
Announcements made after March 31, 2010:
On April 20, 2010, AngloGold Ashanti Holdings plc and AngloGold Ashanti USA Inc., each a wholly-owned subsidiary of AngloGold Ashanti Limited, as borrowers, and AngloGold Ashanti
Limited entered into a $1.0 billion four year revolving credit facility with a syndicate of lenders to replace its existing $1.15 billion syndicated facility. AngloGold Ashanti Limited, AngloGold
Ashanti Holdings plc and AngloGold Ashanti USA Inc. each guaranteed the obligations of the borrowers and other guarantors under the facility. Amounts may be repaid and reborrowed under the facility during its four year term. Amounts outstanding under the facility bear interest at a margin of 1.75 percent over the London Interbank Offered Rate (“LIBOR”). A commitment fee of 0.70 percent is payable on the undrawn portion of the facility.
AngloGold Ashanti Limited also announced the pricing of an offering of $1.0 billion of 10-year and 30-year unsecured notes during April 2010. The offering consisted of $700 million of 10-
year unsecured notes at a coupon of 5.375 percent, a premium of 165 basis points over 10 year treasuries, and $300 million of 30-year unsecured notes at a coupon of 6.50 percent, a premium of 200 basis points over treasuries. The offering closed on April 28, 2010. The notes were issued by AngloGold Ashanti Holdings plc, a wholly owned subsidiary of AngloGold Ashanti, and are fully and unconditionally guaranteed by AngloGold Ashanti. AngloGold Ashanti estimates that the net proceeds from the offering will be around $983 million, after deducting discounts and estimated expenses.
On February 17, 2009 AngloGold Ashanti announced the terms of the sale of its Tau Lekoa
Mine to Simmer & Jack Mines Limited ("Simmers"). This sale was concluded effective August 1,
2010, following the transfer of the mineral rights of the Tau Lekoa Mine and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg to Buffelsfontein Gold Mines Limited,
a wholly-owned subsidiary of Simmers on July 20, 2010. The Tau Lekoa Mine, together with the adjacent properties, is classified as held for sale in the balance sheets as at March 31, 2010 and
December 31, 2009. The selling price of R600 million is payable in two tranches, R450 million payable in cash on August 16, 2010 with the remaining R150 million payable either in cash or
Simmers shares and is subject to offset adjustments in respect of the free cash flow generated by Tau Lekoa during the period January 1, 2009 to July 31, 2010, up to a maximum of
R150 million and any offset for royalty payable during the period January 1, 2010 to July 31,
2010.
Note Q. Declaration of dividends
On February 16, 2010, AngloGold Ashanti declared a final dividend of 70 South African cents
(9.496 US cents) per ordinary share for the year ended December 31, 2009 with a record date of March 12, 2010 and payment dates of March 19, 2010 (for holders of ordinary shares and
CDIs), March 22, 2010 (for holders of GhDSs) and March 29, 2010 (for holders of ADSs). Also on February 16, 2010, AngloGold Ashanti declared a dividend of 35 South African cents
(4.748 US cents) per E ordinary share, paid on March 19, 2010 to employees participating in the
Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited.
In addition to the cash dividend, an amount equal to the dividend paid to holders of E ordinary shares will be offset when calculating the strike price of E ordinary shares.
Each CDI represents one-fifth of an ordinary share and 100 GhDSs represents one ordinary share. Each ADS represents one ordinary share.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

29
Note R. Fair value measurements
The FASB ASC guidance establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The Company utilizes the market approach to measure fair value. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
The following table sets out the Company’s financial assets and (liabilities) measured at fair value by level within the hierarchy as at March 31, 2010 (in US Dollars, millions):
Items measured at fair value on a recurring basis
Description
Level 1
Level 2
Level 3
Total
Cash and cash equivalents 733 733
Marketable equity securities 109 109
Derivatives, net (2,078) (2,078)
Embedded derivative (2) (2)
Warrants on shares 3 3
Option component of convertible bonds (127) (127)
The Company’s cash equivalents are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily money market securities. Due to the short maturity of cash, carrying amounts approximate fair values.
The Company’s marketable equity securities are included in Other long-term assets in the
Company’s consolidated balance sheet. They consist of investments in ordinary shares and are valued using quoted market prices in active markets and as such are classified within Level 1 of the fair value hierarchy. The fair value of the marketable equity securities is calculated as the quoted market price of the marketable equity security multiplied by the quantity of shares held by the Company.
The Company’s derivative instruments are valued using pricing models and the Company generally uses similar models to value similar instruments. Options associated with marketable equity securities and the conversion features of convertible bonds are included as derivatives on the balance sheet. Valuation models require a variety of inputs, including contractual terms, market prices, yield curves, credit spreads, measures of volatility and correlations of such inputs. The Company’s derivatives trade in liquid markets, and as such, model inputs are observable. Such instruments are typically classified within Level 2 of the fair value hierarchy.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

30
Note R. Fair value measurements (continued)
Items measured at fair value on a non-recurring basis
During the quarter ended March 31, 2010, the Company fully impaired the tailings storage facility at Iduapriem and wrote-off certain vehicles and heavy mining equipment at Geita, resulting in a loss of $9 million which is included in earnings for the period. This is summarized as follows:
Fair value
Level 1
Level 2
Level 3
Total
gain/(loss)
Description
$
$
$
$
$
Long-lived assets held and used
-
(9)

Note S. Supplemental condensed consolidating financial information
It is the Company’s intention that from time to time its wholly-owned subsidiary AngloGold
Ashanti Holdings plc (“IOMco”) may issue debt securities which will be fully and unconditionally guaranteed by AngloGold Ashanti Limited (being the “Guarantor”). IOMco is an Isle of Man registered company that holds certain of AngloGold Ashanti’s operations and assets located outside South Africa (excluding certain operations and assets in the Americas, Australasia and
Continental Africa). The following is condensed consolidating financial information for the
Company as of March 31, 2010 and December 31, 2009 and for the three months ended March
31, 2010 and 2009, with a separate column for each of AngloGold Ashanti Limited as Guarantor,
IOMco as Issuer and the other subsidiaries of the Company combined (the “Non-Guarantor
Subsidiaries”). For the purposes of the condensed consolidating financial information, the
Company carries its investments under the equity method. The following supplemental condensed consolidating financial information should be read in conjunction with the Company’s condensed consolidated financial statements.

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

31
Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(unaudited)
(In US dollars, millions)
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor")
(the "Issuer")
(the "Non-Guarantor
Subsidiaries")
Sales and other income
429
(1)
700
(17)
1,111
Product sales
410
-
685
-
1,095
Interest, dividends and other
19
(1)
15
(17)
16
Costs and expenses
347
14
518
-
879
Production costs
233
-
367
-
600
Exploration costs
2
1
37
-
40
Related party transactions
(4)
-
-
-
(4)
General and administrative expenses
27
-
10
3
40
Royalties paid
1
-
24
-
25
Market development costs
1
-
2
-
3
Depreciation, depletion and amortization
89
-
86
-
175
Impairment of assets
-
-
9
-
9
Interest expense
1
10
17
-
28
Accretion expense
2
-
3
-
5
Employment severance costs
6
-
1
-
7
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
6
3
6
(3)
12
Non-hedge derivative loss
(17)
-
(44)
-
(61)
Income/(loss) before income tax provision
82
(15)
182
(17)
232
Taxation expense
(15)
-
(61)
-
(76)
Equity income in affiliates
25
-
-
-
25
Equity income/(loss) in subsidiaries
86
54
-
(140)
-
Income/(loss) from continuing operations
178
39
121
(157)
181
Preferred stock dividends
(9)
-
(9)
18
-
Net income/(loss)
169
39
112
(139)
181
Less: Net income attributable to noncontrolling interests
-
-
(12)
-
(12)
Net income/(loss) - attributable to AngloGold Ashanti
169
39
100
(139)
169

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

32

Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of income
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(unaudited)
(In US dollars, millions)
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor")
(the "Issuer")
(the "Non-Guarantor
Subsidiaries")
Sales and other income
309
-
391
(26)
674
Product sales
292
-
371
-
663
Interest, dividends and other
17
-
20
(26)
11
Costs and expenses
226
37
444
(32)
675
Production costs
145
-
302
-
447
Exploration costs
1
-
21
-
22
Related party transactions
(1)
-
-
-
(1)
General and administrative expenses/(recoveries)
27
(3)
17
(6)
35
Royalties paid
-
-
18
-
18
Market development costs
2
-
1
-
3
Depreciation, depletion and amortization
64
-
79
-
143
Interest expense
1
14
1
-
16
Accretion expense
1
-
4
-
5
Employment severance costs
1
-
-
-
1
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
7
26
(1)
(26)
6
Non-hedge derivative (gain)/loss
(22)
-
2
-
(20)
Income/(loss) from before income tax provision
83
(37)
(53)
6
(1)
Taxation expense
(14)
(1)
(11)
-
(26)
Equity income in affiliates
22
-
-
-
22
Equity (loss)/income in subsidiaries
(93)
(32)
-
125
-
(Loss)/income from continuing operations
(2)
(70)
(64)
131
(5)
Preferred stock dividends
(12)
-
(13)
25
-
Net (loss)/income
(14)
(70)
(77)
156
(5)
Less: Net income attributable to noncontrolling interests
-
-
(9)
-
(9)
Net (loss)/income - attributable to AngloGold Ashanti
(14)
(70)
(86)
156
(14)

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

33

Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating balance sheets
AT MARCH 31, 2010
(In US dollars, millions)
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor")
(the "Issuer")
(the "Non-Guarantor
Subsidiaries")
ASSETS
Current Assets
1,443
2,244
3,332
(4,722)
2,297
Cash and cash equivalents
111
265
357
-
733
Restricted cash
1
-
15
-
16
Receivables, inter-group balances and other current assets
1,331
1,979
2,960
(4,722)
1,548
Property, plant and equipment, net
1,960
-
3,519
-
5,479
Acquired properties, net
206
-
624
-
830
Goodwill
-
-
181
(16)
165
Other intangibles, net
-
-
18
-
18
Derivatives
-
-
3
-
3
Other long-term inventory
-
-
28
-
28
Materials on the leach pad
-
-
326
-
326
Other long-term assets and deferred taxation assets
2,884
36
998
(2,808)
1,110
Total assets
6,493
2,280
9,029
(7,546)
10,256
LIABILITIES AND EQUITY
Current liabilities including inter-group balances
1,866
1,458
6,609
(6,048)
3,885
Other non-current liabilities
155
-
88
(69)
174
Long-term debt
35
-
636
-
671
Derivatives
-
-
129
-
129
Deferred taxation liabilities
674
-
498
10
1,182
Provision for environmental rehabilitation
120
-
278
-
398
Other accrued liabilities
-
-
34
-
34
Provision for pension and other post-retirement medical benefits
139
-
11
-
150
Commitments and contingencies
-
-
-
-
-
Equity
3,504
822
746
(1,439)
3,633
Stock issued
12
4,894
906
(5,800)
12
Additional paid in capital
7,848
363
451
(814)
7,848
Accumulated (deficit)/profit
(3,780)
(4,435)
(3,274)
7,709
(3,780)
Accumulated other comprehensive income and reserves
(576)
-
2,535
(2,535)
(576)
Total AngloGold Ashanti stockholders' equity
3,504
822
618
(1,440)
3,504
Noncontrolling interests
-
-
128
1
129
Total liabilities and equity
6,493
2,280
9,029
(7,546)
10,256

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

34

Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating balance sheets
AT DECEMBER 31, 2009
(In US Dollars, millions)
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor")
(the "Issuer")
(the "Non-Guarantor
Subsidiaries")
ASSETS
Current Assets
1,650
2,558
3,332
(4,782)
2,758
Cash and cash equivalents
231
578
291
-
1,100
Restricted cash
1
-
11
-
12
Receivables, inter-group balances and other current assets
1,418
1,980
3,030
(4,782)
1,646
Property, plant and equipment, net
1,932
-
3,522
-
5,454
Acquired properties, net
205
-
626
-
831
Goodwill
-
-
425
(263)
162
Other intangibles, net
-
-
18
-
18
Derivatives
-
-
5
-
5
Other long-term inventory
-
-
26
-
26
Materials on the leach pad
-
-
324
-
324
Other long-term assets and deferred taxation assets
2,689
31
1,160
(2,796)
1,084
Total assets
6,476
2,589
9,438
(7,841)
10,662
LIABILITIES AND EQUITY
Current liabilities including inter-group balances
2,058
1,824
6,686
(6,093)
4,475
Other non-current liabilities
149
-
84
(70)
163
Long-term debt
34
-
633
-
667
Derivatives
-
-
176
-
176
Deferred taxation liabilities
668
-
492
11
1,171
Provision for environmental rehabilitation
115
-
270
-
385
Other accrued liabilities
-
-
33
-
33
Provision for pension and other post-retirement medical benefits
135
-
12
-
147
Commitments and contingencies
-
-
-
-
-
Equity
3,317
765
1,052
(1,689)
3,445
Stock issued
12
4,859
1,080
(5,939)
12
Additional paid in capital
7,836
363
698
(1,061)
7,836
Accumulated (deficit)/profit
(3,914)
(4,457)
(3,397)
7,854
(3,914)
Accumulated other comprehensive income and reserves
(617)
-
2,544
(2,544)
(617)
Total AngloGold Ashanti stockholders' equity
3,317
765
925
(1,690)
3,317
Noncontrolling interests
-
-
127
1
128
Total liabilities and equity
6,476
2,589
9,438
(7,841)
10,662

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

35

Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE THREE MONTHS ENDED MARCH 31, 2010
(unaudited)
(In US Dollars, millions)
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor")
(the "Issuer")
(the "Non-Guarantor
Subsidiaries")
Net cash (used) in/provided by operating activities
(24)
(29)
225
(18)
154
Net income/(loss)
169
39
112
(139)
181
Reconciled to net cash (used) in/provided by operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
6
3
6
(3)
12
Depreciation, depletion and amortization
89
-
86
-
175
Impairment of assets
-
-
9
-
9
Deferred taxation
2
-
14
-
16
Other non cash items
(212)
(62)
(18)
124
(168)
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits
1
-
8
-
9
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
(43)
(13)
56
-
-
Receivables
(7)
3
(42)
-
(46)
Inventories
(22)
-
(2)
-
(24)
Accounts payable and other current liabilities
(7)
1
(4)
-
(10)
Net cash used in investing activities
(52)
(8)
(56)
-
(116)
Increase in non-current investments
(2)
(8)
(18)
-
(28)
Additions to property, plant and equipment
(82)
-
(87)
-
(169)
Proceeds on sale of mining assets
-
-
2
-
2
Proceeds on sale of investments
-
-
7
-
7
Proceeds on sale of affiliate
1
-
-
-
1
Cash effects from hedge restructuring
31
-
45
-
76
Loans receivable advanced
-
-
(5)
-
(5)
Net cash (used)/generated by financing activities
(45)
(276)
(102)
18
(405)
Net repayments of debt
-
(350)
(2)
-
(352)
Issuance of stock
-
35
(35)
-
-
Net proceeds from debt
-
-
35
-
35
Cash effects from hedge restructuring
(1)
-
(52)
-
(53)
Dividends (paid)/received
(44)
39
(48)
18
(35)
Net (decrease)/increase in cash and cash equivalents
(121)
(313)
67
-
(367)
Effect of exchange rate changes on cash
1
-
(1)
-
-
Cash and cash equivalents – January 1,
231
578
291
-
1,100
Cash and cash equivalents – March 31,
111
265
357
-
733

ANGLOGOLD ASHANTI LIMITED
NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH
31, 2010
Prepared in accordance with US GAAP

36

Note S. Supplemental condensed consolidating financial information (continued)
Condensed consolidating statements of cash flows
FOR THE THREE MONTHS ENDED MARCH 31, 2009
(unaudited)
(In US Dollars, millions)
AngloGold Ashanti
IOMco
Other subsidiaries
Cons adjustments
Total
(the "Guarantor")
(the "Issuer")
(the "Non-Guarantor
Subsidiaries")
Net cash provided by/(used) in operating activities
148
(109)
110
(25)
124
Net (loss)/income
(14)
(70)
(77)
156
(5)
Reconciled to net cash provided by/(used) in operations:
Loss/(profit) on sale of assets, realization of loans, indirect taxes and other
7
26
(1)
(26)
6
Depreciation, depletion and amortization
64
-
79
-
143
Deferred taxation
11
-
(5)
-
6
Other non cash items
148
8
72
(155)
73
Net increase in provision for environmental rehabilitation, pension and other post-retirement medical benefits
-
-
6
-
6
Effect of changes in operating working capital items:
Net movement inter-group receivables and payables
(47)
(53)
100
-
-
Receivables
6
-
(37)
-
(31)
Inventories
(16)
-
(29)
-
(45)
Accounts payable and other current liabilities
(11)
(20)
2
-
(29)
Net cash used in investing activities
(87)
-
(230)
-
(317)
Increase in non-current investments
-
-
(16)
-
(16)
Additions to property, plant and equipment
(67)
-
(174)
-
(241)
Proceeds on sale of mining assets
-
-
2
-
2
Proceeds on sale of investments
-
-
17
-
17
Cash effects from hedge restructuring
(20)
-
(49)
-
(69)
Change in restricted cash
-
-
(10)
-
(10)
Net cash (used)/generated by financing activities
(3)
28
180
25
230
Net repayments of debt
-
(1,000)
(24)
-
(1,024)
Issuance of stock
12
10
(10)
-
12
Net proceeds from debt
-
1,000
105
-
1,105
Cash effects from hedge restructuring
15
-
140
-
155
Dividends (paid)/received
(30)
18
(31)
25
(18)
Net increase/(decrease) in cash and cash equivalents
58
(81)
60
-
37
Effect of exchange rate changes on cash
-
-
1
-
1
Cash and cash equivalents – January 1,
154
229
192
-
575
Cash and cash equivalents – March 31,
212
148
253
-
613

REVIEW OF FINANCIAL AND OPERATING PERFORMANCE FOR THE THREE MONTHS ENDED
MARCH 31, 2010 PREPARED IN ACCORDANCE WITH US GAAP
In the following discussion references to rands, ZAR and R are to the lawful currency of the Republic of South Africa, references to US dollars, dollar or $ are to the lawful currency of the United States, references to euro or € are to the lawful currency of the European Union, references to AUD dollars and A$ are to the lawful currency of Australia, references to BRL is to the lawful currency of Brazil, reference to C$ is to the lawful currency of Canada and references to GHC or cedi are to the lawful currency of Ghana.
Introduction
AngloGold Ashanti’s operating results are directly related to the price of gold which can fluctuate widely and which is affected by numerous factors beyond its control, including industrial and jewellery demand, expectations with respect to the rate of inflation, the strength of the US dollar (the currency in which the price of gold is generally quoted) and of other currencies, interest rates, actual or expected gold sales by central banks and the International Monetary Fund (“IMF”), forward sales by producers, global or regional political or economic events, and production and cost levels in major gold-producing regions. In addition, the price of gold sometimes is subject to rapid short-term changes because of speculative activities.
The current demand for and supply of gold may affect gold prices, but not necessarily in the same manner as current supply and demand affect the prices of other commodities. The supply of gold consists of a combination of new production and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.
As the amounts produced in any single year constitute a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant impact on the supply of gold or on its price. If revenue from gold sales falls for a substantial period below the Company’s cost of production at its operations, AngloGold Ashanti could determine that it is not economically feasible to continue commercial production at any or all of its operations or to continue the development of some or all of its projects.
Impact of exchange rate fluctuations
During the first three months of 2010 the rand was marginally stronger against the US dollar (based on the exchange rates of
R7.44 and R7.30 per US dollar on January 1, 2010 and March, 31, 2010, respectively). The value of the rand strengthened by
24 percent against the US dollar when compared to the average exchange rates of the rand against the US dollar of R7.50 and
R9.90 during the first three months of 2010 and 2009, respectively. The stronger rand against the US dollar negatively impacted on profitability of AngloGold Ashanti.
The value of the Australian dollar strengthened by 26 percent against the US dollar when compared to the average exchange rate of A$1.11 for the first three months of 2010 against an average exchange rate of A$1.50 for the same period in 2009. The value of the Brazilian real strengthened by 22 percent against the US dollar based on the average exchange rates of BRL1.80 and BRL2.31 per US dollar during the first three months of 2010 and 2009, respectively. The strengthening of these local currencies against the US dollar further negatively impacted the profitability of AngloGold Ashanti.

Gold market for the quarter ended March 31, 2010
Gold price movement and investment markets
Gold price data
Gold traded in a relatively tight range of $90 per ounce during the first quarter of 2010, compared with $218 per ounce during the final quarter of 2009. The price averaged 1 percent higher during the period at $1,110 per ounce. The price held convincingly above $1,000 per ounce, reflecting broad investor satisfaction despite lingering uncertainty on the prognosis for the global economy and financial markets.
The inverse correlation of the gold price and the US dollar remained largely intact and late January 2010 saw a stronger dollar exert downward pressure on the gold price. The US dollar rallied in response to increased reserve requirements announced by
China, followed by the Reserve Bank of India. Both highlighted the fragility of any global recovery.
Growing doubt over sovereign stability, most notably that of Greece, and the ability of certain countries to fund or refinance significant debt obligations approaching maturity, added impetus to the US dollar’s gains. Other European nations holding large tranches of maturing debt are also likely to face refinancing headwinds, placing further strain on the euro and ensured a stronger US dollar than might have been expected.
Nevertheless, the gold price has remained steady, trading comfortably above $1,000 per ounce. The picture is decidedly more bullish in Europe, where the continued economic turmoil has pushed bullion to historic highs in euro terms. Gold touched a record €834 per ounce during the quarter, 3 percent higher than its previous high of €812 per ounce on December 3, 2009.
Combined holdings of the nine major gold exchange traded funds were little changed, despite the stronger US dollar, ending the quarter 1 million ounces lower at 55.3 million ounces.
Speculative activity on COMEX division of the New York Mercantile Exchange was more pronounced, with the net long position rising 36 percent from its trough during the quarter to a peak of 30.4 million ounces.
Official sector
There were no sales recorded during the quarter despite the IMF’s stated intention to sell 191 tonnes of gold on the open market. No central bank purchases were announced in the first quarter.
Producer de-hedging
No significant activity was reported.
Currencies
The US dollar remained relatively weak against most other currencies, notwithstanding its strength relative to the euro.
The rand again outperformed most emerging market currencies in the quarter ended March 31, 2010. The Australian dollar remained resolute, averaging A$/$0.9045 during the quarter and trading in a narrow range of A$/$0.8640 to A$/$0.9320. The strength of the Australian dollar was aided by the hawkish stance of the Reserve Bank of Australia, a standout amongst central banks after hiking rates a further 25 basis points against a global backdrop of low interest rates in many other countries.
The Brazilian real, which for many quarters stood out among the best performing emerging market currencies, failed to extend its strengthening trend. During the first quarter of the year it averaged $/BRL1.80 which is 3 percent weaker than its average of the previous quarter, closing at $/BRL1.78 at the end of March 2010.
Silver
Silver prices continued to display a close correlation to gold prices. The silver price averaged $16.93 per ounce for the first quarter of 2010, from $17.53 per ounce the previous quarter. The silver Exchange Traded Fund remained static quarter on quarter at 396 million ounces.

Physical demand
Jewellery sales
The world’s largest gold markets of India and China performed well, while there was encouraging jewellery consumption data from the Middle East for the first time since the onset of the global financial crisis. Relative gold price stability aided recovery in all markets. India, the world’s largest gold consumer, enjoyed a vastly improved first quarter amid upbeat sentiment stoked by signs of accelerating economic growth and a stronger rupee. Gold imports topped 144 tonnes, the highest first quarter tally in the past five years. Many retailers are restocking and also increasing the share of gold jewellery relative to diamond jewellery in their inventories to boost turnover over profit margins. It is anticipated that the first quarter’s gains will be consolidated in the second quarter, with key buying opportunities presented by the Hindu New Year festivals, including the highly auspicious day of
Akshaya Tritiya, as well as the upcoming wedding season.
China’s first quarter sales are traditionally marked by strong demand amid Chinese New Year and Valentines Day celebrations.
While many retailers reported good trade given that the two events fell on the same day this year, demand would have been stronger had the two not been combined. Interestingly, Women’s Day on March 8 registered strong sales for the first time as women marked the day by buying jewellery, a positive indicator for the Chinese jewellery market. Some Chinese manufacturers reported the first quarter as their strongest of the past decade. January and February orders were predictably high while a surprisingly robust March month may indicate retailer confidence in the coming months.
While the US market continued its struggle, some positive data from the fourth quarter continued into the new year. Sterling
Jewellers, the countries largest retailer, reported an 8 percent increase in sales for the full year through January 2010. There were signs of retailers cautiously adding to inventories as year-on-year sales showed a modest increase. High-end retailers, including Tiffany, Sacks of Fifth Avenue and Neiman Marcus, reported strong sales. A continuation of that trend would confirm the popular contention that the high-end market would be first to recover from the slump. The luxury sector showed a similar rebound, as post-holiday discounting bolstered first quarter sales.
The Middle East showed signs of recovery. In the United Arab Emirates an increase in tourists visiting before and after the
Dubai Shopping Festival helped boost gold sales. Residents also showed signs of adjusting to a $1,090 per ounce gold price level, which further supported sales boosted by growing consumer confidence. Total jewellery sales increased by as much as
20 percent year on year. Turkish jewellery exports leapt 52 percent to 10.4 tonnes, while local jewellery sales rose 33 percent from a year earlier. In the Kingdom of Saudi Arabia, the relative stability of gold prices in the first quarter, along with, increased government stimulus and occasions like Spring Holiday, Valentine’s Day and Mothers’ Day, all aided a 12 percent to 15 percent increase in jewellery sales.
Investment market
Last year’s positive trend in bar and coin sales in India continued in the first quarter of 2010. The Indian Exchange Traded Fund
(“ETF”) showed low levels of redemptions, while the launch of three new funds was announced. Changes to income tax regulations put more money in the hands of consumers, further boosting the local gold market. Recent advertising campaigns sponsored by commercial banks, extolling gold as a ‘real’ asset that can be used as collateral, also gained traction. Scrap activity declined significantly.
In the US, bar and coin sales remained steady. January 2010 saw some investors selling gold to rebalance portfolios, but gold
ETF sales were strong since February. ETF demand in the first quarter of 2010 dropped sharply from the same period in 2009, when investors sought safe haven during the darkest days of the financial crisis. The launch of Sprott Asset Management’s physical gold delivery ETF, saw ten tonnes of gold absorbed in a few days. In another significant transaction, China Investment
Corp (“CIC”) bought 1.5 million units of the SPDR Gold Trust, the world’s largest ETF. The fact that CIC chose not to buy physical gold from Chinese sources highlights one of the primary benefits of investing in ETFs: they are easier to value, book and transact.
First quarter demand for China Gold Investment Bars was more than double that in the first quarter of 2009. Demand for gold bars in China during January and February of 2010 was so strong that the Shanghai Gold Exchange imported 70 tonnes of bullion. Such positive data reflects a growing fear of rising inflation and investors diversifying away from property.
Middle Eastern investment saw some improvement in the first quarter, although it is more muted than gains in the jewellery sector. However it should be remembered that in terms of sales, the Middle Eastern jewellery market is far more significant than the investment market. In the UAE, demand for coins and bars rose by more than 15 percent, as Asian residents adjusted to a gold price around $1,090 per ounce. The Turkish market for physical gold investment showed modest gains and increased both year on year and quarter on quarter. Despite stronger jewellery manufacture, bullion imports were virtually non-existent as
Turkish manufacturers were served by an increased supply of scrap. In Saudi Arabia the level of investment demand was flat.

Operating review for the three months ended March 31, 2010
Presented in the table below is selected operating data for AngloGold Ashanti for the three months ended March 31, 2010 and
2009. The operating data gives effect to acquisitions and dispositions as of their effective date
:
Operating data for AngloGold Ashanti
Three months ended March 31,
2010
2009
Total gold production (000 oz)
(1)
1,079
1,103
Capital expenditure ($ million)
(1)(2)
171
241
(1)
Including equity accounted joint ventures.
(2)
Including capital expenditure of Boddington in 2009.
Gold production
For the three months ended March 31, 2010, AngloGold Ashanti’s total gold production decreased by approximately
24,000 ounces, or about 2 percent, to 1.08 million ounces from 1.10 million ounces produced in the same period in 2009. In
South Africa, gold production decreased from 463,000 ounces produced in the three months to March 31, 2009, to 384,000 ounces produced in the same period in 2010. The decrease is mainly due to lower grades mined at Tau Tona (current quarter had two production months following the suspension of underground operations in 2009 for shaft rehabilitation), lower grades at
Mponeng and Surface operations, at Savuka production remained constrained following a series of seismic events that occurred close to the shaft infrastructure on May 22, 2009 and lower production mined at Great Noligwa in line with a planned downscaling of the operation.
In Continental Africa the production of Geita (Tanzania) increased from 44,000 ounces in the three months ended
March 31, 2009 to 84,000 ounces in the same period in 2010 due to the mining of higher grades in the Nyankanga pit. In
Australasia at Sunrise Dam (Australia) production increased from 98,000 ounces in the three months ended March 31, 2009 to
114,000 ounces in the same period in 2010 due to drawdown of intermediate grade stockpiles in 2009 as opposed to a higher proportion of higher grade ore mined from the northwall cutback in 2010. These increases partially offset the decrease of production in South Africa.
Capital expenditures
Total capital expenditure of $171 million was recorded during the three months ended March 31, 2010 compared to
$241 million in the same period in 2009. This represented a $70 million, or 29 percent, decrease from the same period in 2009.
In Australasia, capital expenditure decreased from $95 million recorded in the three months ended March 31, 2009 to $9 million in the same period in 2010 mainly as a result of the sale of Boddington during 2009. Capital expenditure in Brazil increased from $19 million recorded in the three months ended March 31, 2009 to $28 million in the same period in 2010 mainly due to the Corrego de Sitio project at AngloGold Ashanti Brasil Mineração.

Comparison of financial performance on a segment basis for the three months ended March
31, 2010 and 2009
The Company produces gold as its primary product and does not have distinct divisional segments in terms of principal business activity, but manages its business on the basis of different geographic segments. During 2010, the Company’s Chief
Operating Decision Maker, defined as the Executive Management team, changed the basis of segment reporting as a result of a re-alignment of the management reporting structure. Where applicable, the corresponding items of segment information for prior periods presented have been restated to reflect this. Revenues presented below exclude allocated realized gains/losses on non-hedge derivatives to individual geographic areas.
Revenues
Three months ended March 31,
2010
2009
(unaudited)
(unaudited)
US dollar,
US dollar,
millions
Percentage
millions
Percentage
Category of activity
Product sales
1,095
663
Interest, dividends and other
16
11
Total revenues
1,111
674
Geographical area data
South Africa
420
38%
297
44%
Continental Africa
412
37%
249
37%
Australasia
113
10%
63
9%
Americas
253
23%
141
21%
Other, including Corporate and Non-gold producing subsidiaries
3
0%
-
-
1,201
108%
750
111%
Less: Equity method investments included above
(89)
(8%)
(76)
(11%)
Total revenues
1,111
100%
674
100%
Assets
At March 31,
At December 31,
2010
2009
(unaudited)
US dollar,
US dollar,
millions
Percentage
millions
Percentage
Geographical area data
Total segment assets
South Africa
3,250
32%
3,355
31%
Continental Africa
4,027
39%
4,054
38%
Australasia
500
5%
496
5%
Americas
2,052
20%
2,012
19%
Other, including Corporate and Non-gold producing subsidiaries
427
4%
745
7%
Total segment assets
10,256
100%
10,662
100%

Comparison of financial performance for the three months ended March 31, 2010 and 2009
Financial performance of AngloGold Ashanti
Three months ended March 31,
2010
2009
(unaudited)
(unaudited)
(in US Dollars, millions)
Revenue
1,111
674
Cost and expenses
879
675
Taxation expense
(76)
(26)
Equity income in affiliates
25
22
Net income attributable to noncontrolling interests
(12)
(9)
Net income/(loss)
169
(14)
Comparison of financial performance on a segment basis for the three months ended March
31, 2010 and 2009
Revenues
Revenues from product sales and other income increased from $674 million in the first three months of 2009 to $1,111 million in the same period of 2010, representing a 65 percent increase over the period in 2009. This was due to an increase in the average spot price of gold from $909 per ounce for the three months ended March 31, 2009, to $1,110 per ounce during the three months ended March 31, 2010. The majority of product sales consisted of US dollar-denominated gold sales.
Production costs
During the three months ended March 31, 2010, AngloGold Ashanti incurred production costs of $600 million representing an increase of $153 million from $447 million recorded for the same period of 2009. The production costs of most of the operations increased during the first quarter of 2010 when compared to the same period in 2009. The increase was mainly as a result of an increase in operational costs including labor, consumables, power, services and inventory adjustments. The strengthening of local currencies against the US dollar also adversely impacted production costs.
Exploration costs
Exploration costs increased from $22 million in the three months ended March 31, 2009 to $40 million in the same period in
2010 mainly due to increased level of expenditure at La Colosa in Colombia, Tropicana in Australia and contractual settlements in the Democratic Republic of the Congo.
General and administrative
General and administrative expenses increased from $35 million in the three months ended March 31, 2009 to $40 million in the same period in 2010, mainly due to costs relating to labor bonuses, corporate office costs and consultancy fees and the strengthening of the rand relative to the US dollar.
Royalties
Royalties paid by AngloGold Ashanti increased from $18 million in the three months ended March 31, 2009, to $25 million paid in the same period in 2010, mainly due to an increase in gold sold at the Geita mine (Tanzania) due to higher production and a higher spot price. Royalties are predominantly calculated based on a percentage of revenues and are payable primarily to local governments.
Royalties paid by AngloGold Ashanti increased further in 2010 as a result of the requirement in the South African Mineral and
Petroleum Resources Act to pay additional royalties in South Africa from March 1, 2010.
Depreciation, depletion and amortization
Depreciation, depletion and amortization expense increased by $32 million to $175 million in the three months ended March
31, 2010, compared to $143 million recorded in the same period in 2009, mainly due to planned reduction in estimated lives of assets at all the South African mines. Depreciation, depletion and amortization expense in South Africa increased by
$25 million to $90 million in the three months ended March 31, 2010, compared to $65 million recorded in the same period in
2009.

Impairment of assets
Impairment charges of $9 million were recorded in the three months ended March 31, 2010, mainly due to the write-off of assets at Iduapriem.
Interest expense
Interest expense increased by $12 million to $28 million in the three months ended March 31, 2010, compared to $16 million recorded in the same period in 2009. This was mainly due to higher costs on borrowings compared to 2009 as interest charges on the 2009 Term Facility are included for full the three months ended March 31, 2010 compared to a portion of the same period in 2009.
Employment severance costs
Employment severance costs increased to $7 million during the three months ended March 31, 2010 from $1 million in the same period in 2009. Employment severance costs recorded for the three months ended March 31, 2010 relates to retrenchments in the South Africa region rationalization of operations at Great Noligwa, Mponeng and Moab Khotsong.
Loss on sale of assets, realization of loans, indirect taxes and other
In the three months ended March 31, 2010, the Company recorded a loss of $12 million. The loss mainly related to the impairment of debtors in South Africa of $4 million and the reassessment of indirect taxes payable in Tanzania and Guinea of
$6 million.
In the three months ended March 31, 2009, the Company recorded a loss of $6 million on the impairment of Pamodzi Gold debtor, whose operations were liquidated during October 2009.
Non-hedge derivative gain
A gain on non-hedge derivatives of $61 million was recorded in the three months ended March 31, 2010 compared to a gain of
$20 million in the same period of 2009 relating to the use of non-hedging instruments. The gain on non-hedge derivatives recorded in the three months ended March 31, 2010 relates to the fair value gain of the conversion features of convertible bonds and the revaluation of non-hedge derivatives resulting from changes in the prevailing spot gold price, exchange rates, interest rates and volatilities during the three months ended March 31, 2010. Non-hedge derivatives recorded in the three months ended
March 31, 2010 and 2009 included:
Three months ended March 31,
2010
2009
(unaudited)
(unaudited)
(in US Dollars, millions)

Loss/(gain) on realized non-hedge derivatives
69
(189)
(Gain)/loss on unrealized non-hedge derivatives
(82)
169
Fair value gain on option component of convertible bonds
(48)
-
Net gain
(61)
(20)
Taxation expense
A net taxation expense of $76 million was recorded in the three months ended March 31, 2010 compared to a net expense of
$26 million in the same period in 2009. Deferred tax charges in the three months ended March 31, 2010 amounted to
$16 million compared to $6 million in the same period in 2009. Charges for current tax in the three months ended March
31, 2010 amounted to $60 million compared to $20 million in the same period in 2009. Refer to note H “Taxation” to the condensed consolidated financial statements for additional information.
Equity income in affiliates
Equity income in affiliates increased to $25 million in the three months ended March 31, 2010 from $22 million in the three months ended March 31, 2009, mainly as a result of increased earnings from operations in Mali due to a higher gold price.
Noncontrolling interests net income
Net income attributable to noncontrolling interests increased from $9 million in the three months ended March 31, 2009 to
$12 million in the three months ended March 31, 2010, mainly due to increased production and revenue at Serra Grande in
South America.

Liquidity and capital resources
Net cash provided by operating activities was $154 million in the three months ended March 31, 2010, $30 million higher than net cash provided of $124 million for the comparable period in 2009, mainly as a result of increased profitability and lower payments to suppliers. Net cash outflow from operating working capital items amounted to $80 million in the three months ended March 31, 2010 compared to an outflow of $105 million in the same period in 2009.
Investing activities in the three months ended March 31, 2010 resulted in a net cash outflow of $116 million, which is a decrease of $201 million from an outflow of $317 million in the three months ended March 31, 2009, mainly due to investing activities for non-hedge derivatives maturing resulting in an inflow in the three months ended March 31, 2010 of $76 million compared to an outflow of $69 million for the comparable period in 2009. Additions to property, plant and equipment, which included capital expenditure of $169 million compared to $241 million in the same period in 2009, were recorded in the first three months of 2010.
Net cash generated by financing activities in the three months ended March 31, 2010 amounted to an outflow of $405 million, which is a decrease of $635 million from an inflow of $230 million in the three months ended March 31, 2009. Cash inflows from proceeds from loans in the three months ended March 31, 2010 amounted to $35 million (under the $1.15 billion syndicated loan facility). Cash outflows from repayment of debt of $352 million during the three months ended March 31, 2010 included $350 million on the $1.15 billion syndicated loan facility. Financing activities for non-hedge derivatives maturing resulted in an outflow of $53 million in the three months ended March 31, 2010 compared to an inflow of $155 million for the same period in 2009. The Company made dividend payments of $35 million (10 US cents per ordinary share) in the three months ended March 31, 2010.
As a result of the items discussed above, at March 31, 2010 AngloGold Ashanti had $733 million of cash and cash equivalents compared with $1,100 million at December 31, 2009, a decrease of $367 million. At March 31, 2010, the Company had a total of $690 million available but undrawn under its credit facilities.
AngloGold Ashanti is currently involved in a number of capital projects. As of March 31, 2010, $162 million of AngloGold
Ashanti’s future capital expenditure had been contracted for and another approximately $1,260 million had been authorized but not yet contracted for, as described in note O “Commitments and contingencies” to the condensed consolidated financial statements.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
On April 21, 2010, the Company announced that it had secured a $1.0 billion, four-year unsecured revolving credit facility to replace its existing $1.15 billion syndicated facility. Amounts outstanding under the facility bear interest at a margin of 1.75 percent over LIBOR.
On April 22, 2010, the Company announced the pricing of $1.0 billion of 10 year and 30 year unsecured notes issued by its wholly-owned subsidiary AngloGold Ashanti Holdings plc and guaranteed by the Company, providing the Company with financing to help strategic objectives. Proceeds from the bonds were used to repay and cancel the 2009 Term Facility, 2009
Revolving Credit Facility and the $1.15 billion revolving credit facility during the second quarter of 2010. The cancellation of these debt facilities in the June quarter resulted in a once-off charge to earnings of $8 million related to accelerated amortization of fees.
AngloGold Ashanti intends to finance its capital expenditure requirements, the repayment of debt scheduled to mature in 2010 and 2011 from cash on hand, cash flow from operations, the proceeds from the sale of the Tau Lekoa mine, the proceeds from the bond offering which closed in April 2010, existing and new replacement credit facilities and long-term debt financing and, potentially if deemed appropriate, the issuance of equity and equity-linked instruments.

Critical accounting policies
The preparation of AngloGold Ashanti’s financial statements in conformity with accounting principles generally accepted in the
United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. For a full discussion of the Company’s critical accounting policies, please see “Item 5: Operating and financial review and prospects – Critical accounting policies” in the Company’s Annual Report on
Form 20-F for the year ended December 31, 2009 which was filed with the SEC on April 19, 2010, as amended on May 18,
2010.
Recently accounting pronouncements - adopted and issued
For a description of accounting changes and recent accounting pronouncements, including the expected dates of adoption and estimated effects, if any, on the Company’s financial statements, see notes A “Basis of presentation” and B “Accounting developments” to the condensed consolidated financial statements.
Contractual obligations
In addition to the contractual obligations as disclosed in the Company’s Annual Report on Form 20-F for the year ended
December 31, 2009, during the three months ended March 31, 2010, the Company drew down $35 million under the $1.15 billion syndicated loan facility. The Company repaid $350 million on the $1.15 billion syndicated loan facility and made normal scheduled loan repayments of $2 million.
An amount of $613 million due on the 2009 convertible bonds is included in long-term debt as of March 31, 2010.
Short-term debt as of March 31, 2010 includes $251 million (including accrued interest) under the 2009 Term Facility and $711 million under the $1.15 billion syndicated loan facility. As of March 31, 2010, $nil million was drawn under the 2009 Revolving
Credit Facility. As at March 31, 2010, the estimated fair value of all derivatives making up the hedge positions was a negative
$2,204 million (at December 31, 2009: negative $2,366 million).
Recent developments
On February 19, 2010, AngloGold Ashanti announced that following discussions with the Environmental Protection Agency of
Ghana (EPA), the Iduapriem mine in Ghana had been temporarily suspended to address adverse environmental impacts arising from the current tailings storage facility.
On February 24, 2010, AngloGold Ashanti announced that Mr Tito Mboweni, the former Governor of the South African Reserve
Bank has been appointed, with effect from June 1, 2010, as chairman of AngloGold Ashanti, to succeed Mr Russell Edey, following his retirement as chairman and from the board at the conclusion of the annual general meeting held on May 7, 2010.
On March 26, 2010, AngloGold Ashanti announced that it has entered into a definitive joint venture agreement (JVA) with l’Office des Mines d’Or de Kilo-Moto (OKIMO) relating to the development of the Ashanti Goldfields Kilo (AGK) project in the Democratic
Republic of the Congo (DRC) and the transfer of the exploitation permits to AGK. Under the JVA, AngloGold Ashanti and OKIMO agree to jointly develop the AGK project through the joint company AGK, in which AGA holds an 86.22 percent interest and OKIMO holds the remaining 13.78 percent. The JVA provides for the exploitation permits to be transferred from OKIMO to AGK covering an area of approximately 6,000 square kilometers in the Ituri district in the northeastern DRC.
Following its announcement of February 19, 2010 of a temporary suspension of operations at the Iduapriem mine, AngloGold
Ashanti announced on March 30, 2010 that it had applied for a permit from the EPA for the construction of the tailings facility and expected gold production to resume at Iduapriem in April. The Company was accelerating the establishment of a water treatment plant and a new tailings storage facility which it aims to commission in the third quarter of 2010 and early 2011, respectively. In addition, it announced that at its Obuasi mine in Ghana, AngloGold Ashanti had suspended the operation of gold processing pending the implementation of a revised water management strategy to reduce contaminants contained in its discharge. Details of the strategy were submitted to the EPA.
On April 9, 2010, AngloGold Ashanti noted the following investment grade ratings assigned to it:
• Moody’s Investors Service     :               Baa3, Outlook Stable
• Standard & Poor’s                  :                BBB-, Outlook Stable
On April 21, 2010, AngloGold Ashanti announced that it had secured a $1.0 billion, four-year unsecured revolving credit facility. In addition, the Company also announced the appointment of Mr Ferdinand (Fred) Ohene-Kena, the former Ghanaian Minister of
Mines and Energy to the board. The appointment became effective on June 1, 2010.
On April 22, 2010, AngloGold Ashanti announced the pricing of an offering of $1.0 billion of 10 year and 30 year unsecured notes issued by its wholly-owned subsidiary AngloGold Ashanti Holdings plc and guaranteed by the Company. The issue was significantly oversubscribed and the offering closed on April 28, 2010.

On June 1, 2010, AngloGold Ashanti announced that it was halting the supply of services, including water, compressed air, electricity and sewerage, to the mines in Orkney following the failure by the liquidators of Pamodzi Gold Orkney, to settle debts owed for services supplied to the operations over the past ten months. AngloGold Ashanti however would continue to supply potable water and electrical power to Pamodzi’s mine residences for as long as these were occupied.
On February 17, 2009 AngloGold Ashanti announced the terms of the sale of its Tau Lekoa Mine to Simmer & Jack Mines Limited
("Simmers"). This sale was concluded effective August 1, 2010, following the transfer of the mineral rights of the Tau Lekoa Mine and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg to Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmers on July 20, 2010. The Tau Lekoa Mine, together with the adjacent properties, is classified as held for sale in the balance sheets as at March 31, 2010 and December 31, 2009. The selling price of R600 million is payable in two tranches,
R450 million payable in cash on August 16, 2010 with the remaining R150 million payable either in cash or Simmers shares and is subject to offset adjustments in respect of the free cash flow generated by Tau Lekoa during the period January 1, 2009 to July 31,
2010, up to a maximum of R150 million and any offset for royalty payable during the period January 1, 2010 to July 31, 2010.
Forward-looking statements
Except for historical information, there may be matters discussed in this interim report that are forward-looking statements. In particular, the statements made under “Gold market” regarding the future performance of the gold and currency markets and
“Liquidity and capital resources” regarding sources of financing are forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, including, without limitation those concerning: AngloGold Ashanti’s strategy to reduce its hedging position including the extent and effect of the hedge reduction;
the economic outlook for the gold mining industry; expectations regarding gold prices, production, costs and other operating results; growth prospects and the outlook of AngloGold Ashanti's operations, individually or in the aggregate, including the completion and commencement of commercial operations at AngloGold Ashanti's exploration and production projects and the completion of acquisitions and dispositions; AngloGold Ashanti’s liquidity and capital resources and expenditure, and the outcome and consequences of any pending litigation proceedings. These forward-looking statements are not based on historical facts, but rather reflect AngloGold Ashanti's current expectations concerning future results and events. Statements that describe AngloGold Ashanti's objectives, plans or goals are or may be forward-looking statements.

These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause AngloGold
Ashanti's actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in these forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements speak only as of the date they are given. AngloGold Ashanti undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events or otherwise.

For a discussion of such risk factors, shareholders should refer to the annual report on Form 20-F for the year ended
December 31, 2009, which was filed with the SEC on April 19, 2010, as amended on May 18, 2010. These factors are not necessarily all of the important factors that could cause AngloGold Ashanti's actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 28, 2010
By:  /s/ L EATWELL
Name: L Eatwell
Title: Company Secretary